UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2008
Commission File Number 1-14840
AMDOCS LIMITED
Suite 5, Tower Hill House Le Bordage
St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands
Amdocs, Inc.
1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
FORM 20-F   ☑          FORM 40-F   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
YES   ☐          NO   ☑

SUPPLEMENT TO PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, JANUARY 22, 2009

To the shareholders:

On or about December 11, 2008, we mailed to the shareholders of Amdocs Limited a proxy statement and an accompanying proxy card in connection with the solicitation by our Board of Directors of proxies from shareholders for use at the annual general meeting of shareholders to be held on January 22, 2009.

One of the proposals to be submitted for shareholder approval at the annual general meeting of shareholders is the amendment and restatement of our Memorandum of Association (the “Amended MOI”) and Articles of Association (the “Amended AOI”) in response to recent changes in the corporate law of Guernsey. Effective as of July 1, 2008, The Companies (Guernsey) Law, 2008 (the “New Companies Law”), was introduced which consolidated and updated existing Guernsey company law, imposed certain additional obligations (including in connection with the indemnification of officers and directors) and generally adopted a modern and flexible company law framework in Guernsey.

One of the changes to be effected in the proposed Amended AOI would have granted our Board of Directors the authority to declare dividends, whether in cash or shares, without shareholder action. Prior to the enactment of the New Companies Law, Guernsey law followed English practice in requiring shareholder approval for the declaration of dividends. The New Companies Law permits a board of directors to declare dividends without shareholder approval so long as the company remains solvent after the payment of the dividends and certain other procedural requirements are met. In proposing the Amended AOI, our Board of Directors sought to make our charter documents more up to date and flexible, so long as such changes were consistent with the corporate governance standards generally applicable to New York Stock Exchange listed companies. Our Board of Directors concluded that having the authority to issue dividends without prior shareholder approval would provide greater flexibility by removing any impediments to the timing of such decisions and therefore would be in the best interests of shareholders.

Subsequent to the mailing of our proxy statement, we had discussions with Institutional Shareholder Services (“ISS”) regarding its views as to the proposed Amended AOI and its recommendations as to how its clients should vote on the matter. Contrary to the views of our Board of Directors, ISS believed that the right of shareholders to vote on dividends was an important right that our shareholders currently have and that was common practice in various jurisdictions outside the United States. ISS concluded that its views on this one provision of the proposed Amended AOI would prevent it from recommending approval of the Amended AOI.

In order to secure a favorable recommendation from ISS, our Board of Directors has decided to modify the proposed Amended AOI to require shareholder approval for dividends on our ordinary shares by the vote of a majority of the holders of the ordinary shares represented in person or by proxy at a meeting held to approve such dividends. Attached to this proxy supplement as Appendix A is a copy of the sections of the proposed Amended AOI dealing with dividends, as modified to require such shareholder approval. To implement this modification, at the annual general meeting of shareholders the following special resolution will be submitted for shareholder approval:

“RESOLVED, that the current Memorandum of Association and Articles of Association of Amdocs Limited be, and they hereby are, amended and restated in their entirety and that the Memorandum of Incorporation and the Articles of Incorporation, as attached to Amdocs Limited’s proxy statement dated December 11, 2008 as Appendix C-1 and C-2, respectively, as modified by Appendix A to the supplement thereto dated December 29, 2008 be, and they hereby are, adopted as the Company’s Memorandum of Incorporation and Articles of Incorporation, respectively.”

The affirmative vote of not less than 75% of the votes recorded at the annual general meeting of shareholders is necessary for the approval of this special resolution.

A proxy card for the annual general meeting is enclosed. If you have already returned an executed proxy card, you do not need to submit another proxy card unless you wish to change your vote on the special resolution pertaining to the Amended MOI and Amended AOI or on any other matter. Shareholders wishing to change their vote must follow the procedures outlined in our December 11, 2008 proxy statement.

THE BOARD RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE SPECIAL RESOLUTION AMENDING AND RESTATING THE COMPANY’S MEMORANDUM OF INCORPORATION AND ARTICLES OF INCORPORATION (AS ATTACHED TO THE COMPANY’S PROXY STATEMENT AND THE SUPPLEMENT THERETO).

By Order of the Board of Directors

THOMAS G. O’BRIEN
Secretary and Treasurer

December 29, 2008

EXHIBIT A

Changes Made to the Original Document Have Been Underlined Below

92.	DIVIDENDS

Subject to compliance with Section 304 of the Law and the approval of the holders of Ordinary Shares by ordinary resolution for dividends on such shares:

(1)	the Board may at any time declare and pay such dividends to Members according to their right and interest; and

(2)	the method of payment of dividends shall be at the discretion of the Board.

93.	All dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid; but if any share is issued on terms providing that it shall rank for dividend as from a particular date such share shall rank for dividend accordingly.

94.	Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall be declared and paid pro rata according to the number of shares held by each Member.

95.	The Directors may retain dividends payable upon shares in respect of which any person is entitled to become a Member under Article 16 or otherwise until such person shall be registered as a Member in respect thereof or shall duly transfer the same.

96.	The Board may deduct from any dividend payable to any Member on or in respect of a share all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

97.	The Board may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the liabilities or obligations in respect of which the lien exists.

98.	At the discretion of the Board, any dividend may be paid wholly or in part by the distribution of specific assets and, in particular, of paid-up shares of the Company. Where any difficulty arises in regard to such distribution the Board may settle the same as it thinks expedient and in particular may issue fractional shares and fix the value for distribution of such specific assets and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of Members and may vest any such specific assets in trustees for the Members entitled as may seem expedient to the Board.

99.	Any dividend interest or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post to the registered address of the holder or, in the case of joint holders, to the registered address of that one of the joint holders who is first named on the Register. Any one of two or more joint holders may give effectual receipts for any dividends, interest, bonuses or other moneys payable in respect of their joint holdings.

100.	No dividend or other moneys payable on or in respect of a share shall bear interest against the Company.

101.	All unclaimed dividends may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends unclaimed for a period of six (6) years after having been declared shall be forfeited and shall revert to the Company.

102.  RESERVES

The Board may, before recommending any dividend, set aside such sums (out of profits or otherwise) as it thinks proper as reserves which shall, at the discretion of the Board, be applicable for any purpose to which such sums may be properly applied and, pending such application, may either be employed in the business of the Company or be invested in such investments as the Board may at any time think fit. The Board may also, without placing the same to reserve, carry forward any profits or other sums which it may think prudent not to distribute.

C-2-19

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED
/s/ Thomas G. O'Brien
Thomas G. O'Brien
Treasurer and Secretary Authorized U.S. Representative

Date: December 29, 2008